UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File Number: 001-32371

SINOVAC BIOTECH LTD.

39 Shangdi Xi Road

Haidian District

Beijing 100085, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Submission of Financial Statements

We are including in this Current Report on Form 6-K our unaudited consolidated financial statements for the three months and nine months ended September 30, 2008 and 2009 and as of December 31, 2008 and September 30, 2009 as Exhibit 99.1.

Sales. Sales increased 40.1% to $47.8 million in the nine months ended September 30, 2009 from $34.1 million in the nine month ended September 30, 2008.  Our sales in the nine months ended September 30, 2009 comprised sales of Healive, Bilive, Anflu, Panflu and Panflu.1. The total number of doses sold increased from 6.0 million in the nine months ended September 30, 2008 to 10.8 million in the nine months ended September 30, 2009. Sales growth in the nine months ended September 30, 2009 was mainly attributed to (i) increased sales of Healive driven by the entry into the public market and fulfillment of the purchase order of Ministry of Health, or MOH, as part of MOH’s vaccination campaign, (ii) significantly increased sales of Anflu due to swine flu break out in current year which stimulates the demand of the seasonal flu vaccines, (iii) increased sales of Bilive due to a successful marketing campaign, and (iv) commencement of sales of Panflu and Panflu.1.

Cost of Sales. Cost of sales increased 67.0% to $8.9 million in the nine months ended September 30, 2009 from $5.3 million in the nine month ended September 30, 2008.

Gross Profit. Gross profit increased 35.1% to $38.9 million in the nine months ended September 30, 2009 from $28.8 million in the nine month ended September 30, 2008. Gross profit margin was decreased to 81.4% in the nine months ended September 30, 2009 from 84.4% in the nine months ended September 30, 2008. The gross margin was adversely affected by the lower selling price of Healive vaccine delivered to the Ministry of Health, of which approximately 2.3 million doses were delivered in the first nine months of 2009 and favorably impacted by the utilization of the Anflu production line to produce Panflu and Panflu.1 and expanded production volume of Bilive.

Operating Expenses. Total operating expenses for the nine months ended September 30, 2009 were $15.2 million, compared to $16.3 million in the nine months ended September 30, 2008.

Selling, General and Administrative Expenses. Selling, general and administrative expenses, or SG&A expenses, decreased 11.0% to $11.9 million in the nine months ended September 30, 2009 from $13.4 million in the nine months ended September 30, 2008, primarily due to economic scale associated with the significant growth of sales.  SG&A expenses as a percentage of sales decreased to 25.0% in the nine months ended September 30, 2009 from 39.3% in the nine months ended September 30, 2008. The lower SG&A expenses as a percentage of sales resulted primarily from the increased economies of scale associated with the significant growth of sales and the higher portion of Healive sold to the government.

Research and Development Expenses. Research and development expenses increased by 14.3% to $2.8 million in the nine months ended September 30, 2009 from $2.4 million in the nine months end September 30, 2008, primarily representing amounts spent to complete the clinical trial for the H1N1 influenza virus and to research and develop the EV 71 vaccine, pneumococcal conjugated vaccine and universal pandemic influenza vaccine.

Operating Income. Operating income increased 90.3 % to $23.7 million in the nine months ended September 30, 2009 from $12.5 million in the nine months ended September 30, 2008.

Interest and Financing Expenses. Interest and financing expenses decreased by 23.6 % to $571,349 in the nine months ended September 30, 2009 from $747,496 in the nine months ended September 30, 2008, mainly resulting from lower average effective interest rate.

Income Taxes. We incurred an income tax expense of $6.4 million in the nine months ended September 30, 2009 compared to $3.2 million in the nine months ended September 30, 2008.

Net Income. Net income increased to $17.0 million in the nine months ended September 30, 2009 from a net income of $8.5 million in the nine months ended September 30, 2008.

Net Income Attributable to the Stockholders. Net income attributable to the stockholders increased to $11.1 million, or $0.26 per diluted share, in the nine months ended September 30, 2009, from net income attributable to the stockholders of $5.6 million, or $0.13 per diluted share, in the nine months ended September 30, 2008.

As of September 30, 2009, our cash and cash equivalents totaled $46.6 million, compared to $32.9 million as of December 31, 2008. The increase in cash and cash equivalents primarily reflects an advance payment received for a vaccine-stockpiling program.

Recent Accounting Pronouncements

Our unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2008, as amended, other than the amounts in relation to non-controlling interest, formerly referred to as minority interest, which have been reclassified in accordance with Statements of Financial Accounting Standards Statement No. 160, Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS 160”), now codified in Accounting Standards Codification (“ASC”) Subtopic 810-10, Consolidation, which was adopted by us on January 1, 2009. SFAS 160 (codified in Subtopic 810-10) must be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements must be applied retrospectively for all periods presented. If we were to adopt SFAS 160 retrospectively, our financial information for the years ended December 31, 2006, 2007 and 2008 and as of December 31, 2007 and 2008 would be recast as follows:

Financial statement line items in consolidated balance sheets as of December 31, 2007 and 2008 affected by the retrospective application of the presentation and disclosure requirements of SFAS 160 (codified in ASC Subtopic 810-10)

December 31, 2007

Financial statement line item affected	Prior to adopting SFAS 160 ($)	After adopting SFAS 160 ($)
Minority interest	2,897,687	—
Non-controlling interest	—	2,897,687
Total equity	30,003,855	32,901,542

December 31, 2008

Financial statement line item affected	Prior to adopting SFAS 160 ($)	After adopting SFAS 160 ($)
Minority interest	7,185,349	—
Non-controlling interest	—	7,185,349
Total Equity	49,713,775	56,899,124

Financial statement line items in consolidated statements of operations and comprehensive income (loss) for each of the year ended December 31, 2006, 2007 and 2008 affected by the retrospective application of the presentation and disclosure requirements of SFAS 160 (codified in ASC Subtopic 810-10)

December 31, 2006

Financial statement line item affected	Prior to adopting SFAS 160 ($)	After adopting SFAS 160 ($)

Minority interest share of (earnings) loss	(1,001,279)	—
Net income attributable to non-controlling interest	—	(1,001,279)

Cumulative translation adjustment	302,490	—
Comprehensive income (loss)	(393,543)	—
Comprehensive income (loss) attributable to stockholders	—	(393,543)

Other comprehensive income
- Foreign currency translation adjustment	—	(405,156)

Comprehensive income attributable to non-controlling interest	—	293,633
Comprehensive income (loss)	—	(99,910)

December 31, 2007

Financial statement line item affected	Prior to adopting SFAS 160 ($)	After adopting SFAS 160 ($)
Minority interest share of (earnings) loss	(3,562,501)	—
Net income attributable to non-controlling interest	—	(3,562,501)

Cumulative translation adjustment	1,310,985	—
Comprehensive income	8,961,391	—
Comprehensive income attributable to stockholders	—	8,961,391

Other comprehensive income
- Foreign currency translation adjustment	—	(1,416,415)

Comprehensive income attributable to non-controlling interest	—	835,101
Comprehensive income	—	9,796,492

December 31, 2008

Financial statement line item affected	Prior to adopting SFAS 160 ($)	After adopting SFAS 160 ($)
Minority interest share of (earnings) loss	(4,205,407)	—
Net income attributable to non-controlling interest	—	(4,205,407)

Cumulative translation adjustment	2,186,769	—
Comprehensive income	10,196,992	—
Comprehensive income attributable to stockholders	—	10,196,992

Other comprehensive income
- Foreign currency translation adjustment	—	2,269,024

Comprehensive income attributable to non-controlling interest	—	4,287,662
Comprehensive income	—	14,484,654

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOVAC BIOTECH LTD.

	By:	/s/ Weidong Yin
Name: Weidong Yin
Title: Chairman and Chief Executive Officer

Date: November 18, 2009

Exhibit Index

Exhibit 99.1 –	Unaudited Consolidated Financial Statements for the three months and nine months ended September 30, 2008 and 2009 and as of December 31, 2008 and September 30, 2009